UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40892

The Very Good Food Company Inc.

(Translation of the registrant’s name into English)

2748 Rupert Street

Vancouver, British Columbia

Canada V5M 3T7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Condensed interim consolidated financial statements of the Company for the three months ended March 31, 2022 and 2021, together with the notes thereto, as restated

99.2	Management’s discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2022 and 2021, as restated

99.3	Form 52-109F2R CEO Certification of Refiled Interim Filings

99.4	Form 52-109F2R CFO Certification of Refiled Interim Filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE VERY GOOD FOOD COMPANY INC.

Date: June 30, 2022	By:	/s/ Dela Salem
Name: Dela Salem
Title: Interim Co-Chief Executive Officer & Director